November 27, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Madeleine Mateo

Re:	F&G Annuities & Life, Inc. Registration Statement on Form S-1 File No. 333-275750
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Wells Fargo Securities, LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and UBS Securities LLC, as representatives of the underwriters (the “Representatives”), hereby join F&G Annuities & Life, Inc. (the “Issuer”) and CF Bermuda Holdings Limited, FGL US Holdings Inc., Fidelity & Guaranty Life Business Services, Inc. and Fidelity & Guaranty Life Holdings, Inc. (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”) in requesting that the effective date of the Registration Statement on Form S-1 (File No. 333-275750), filed by the Registrants on November 27, 2023, be accelerated by the Securities and Exchange Commission (the “Commission”) so that the same will become effective on November 29, 2023 at 12 p.m. Eastern time, or as soon as practicable thereafter, or at such later time as the Registrants or their counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.
Pursuant to Rule 460 under the Securities Act, we wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus described below as appears to be reasonable to secure adequate distribution of such preliminary prospectus.
Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:
(i)Date of the Preliminary Prospectus: November 27, 2023
(ii)Anticipated dates of distribution: November 27, 2023 to November 29, 2023
We, as the Representatives, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
	Name:	Carolyn Hurley
	Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Elizabeth Grennon
	Name:	Elizabeth Grennon
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Erica Mui
	Name:	Erica Mui
	Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ John Greenspoon
	Name:	John Greenspoon
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ John Sciales
	Name:	John Sciales
	Title:	Director

By:	/s/ Aaron Dupere
	Name:	Aaron Dupere
	Title:	Associate Director

cc:	Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey J. Delaney, Pillsbury Winthrop Shaw Pittman LLP
Stephanie J. Langan, Pillsbury Winthrop Shaw Pittman LLP
[Signature Page to S-1 Acceleration Request]